UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2006
OR

☐ Transition Report pursuant to Section 15(d) of the Sec urities Exchange Act of 1934

For the transition period from . . . . to . . . .

Commission file number 1-7627

FRONTIER RETIREMENT SAVINGS PLAN
(Full title of the plan)

FRONTIER OIL CORPORATION
(Name of issuer of the securities)

10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(Address of issuer’s principal executive offices)

FRONTIER RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2006

INDEX

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits As of December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2006

Notes to Financial Statements

Supplemental Schedules*:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2006

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Frontier Retirement Savings Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for plan benefits of Frontier Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Denver, Colorado
June 26, 2007

FRONTIER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2006 and 2005

	2006	2005
ASSETS
Investments at Fair Value (Note 2):
Plan Interest in Frontier Oil Refining & Marketing Master Trust	$96,472,681	$76,274,917
Participant Loans	2,178,481	1,998,311
	98,651,162	78,273,228

Receivables:
Employer Contributions	1,233,444	1,110,932
Employee Contributions	146,896	133,843
Accrued Income	13,168	197,968
	1,393,508	1,442,743

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT FAIR VALUE	100,044,670	79,715,971

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(67,745)	(65,282)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$99,976,925	$79,650,689

The accompanying notes are an integral part of these statements.

FRONTIER RETIREMENT SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS For the Year Ended December 31, 2006

Contributions:
Employer	$5,460,543
Participant	4,976,895
Rollovers	259,003
Transfers from Frontier Refining & Marketing Inc. and Subsidiaries
Collectively Bargained Employees Retirement Savings Plan	935,783

Total Contributions	11,632,224

Investment Income:
Plan’s share of Master Trust Investment Income (Note 2)	13,056,695
Participant Loan Interest	139,488

Net Investment Income	13,196,183

Deductions:
Benefits Paid to Participants	(4,490,813)
Investment Management and Loan Fees	(11,358)

Total Deductions	(4,502,171)

Increase in Net Assets	20,326,236

Net Assets Available for Plan Benefits:
Beginning of Year	79,650,689
End of Year	$99,976,925

The accompanying notes are an integral part of these statements.

FRONTIER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1.   SUMMARY OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The following summary of the Frontier Retirement Savings Plan (the “Plan”) provides only general information.  The Plan generally covers employees of Frontier Oil Corporation, Frontier Refining & Marketing Inc. and Subsidiaries and other affiliates as applicable (collectively, the “Company”).  Participants should refer to the Plan document, available upon request from the Company’s Human Resources Department, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering any person who is employed by the Company, has completed six months of service, is age 21 or older, is not a non-resident alien or “leased” employee and who is not an employee at the Company’s Cheyenne, Wyoming refinery covered by a collective bargaining agreement between employee representatives and the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation.  Any eligible employee will be considered a “Participant” in the Plan.

All of the Plan’s assets are held in the Frontier Oil Refining and Marketing Master Trust (the “Master Trust”).  The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”).  A committee appointed by the Company’s Board of Directors (the “Board”) administers the Plan.

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual fund and common/collective trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.  Participant loans are valued at the outstanding loan balances.

The Master Trust invests in the Fidelity Managed Income Portfolio, which is a stable value fund that is a commingled pool of the Fidelity Trust for Employee Benefit Plans.  The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Administrative Expenses

Subject to such limitations as may be imposed by ERISA or other applicable law, all costs and expenses incurred in connection with the general administration of the Plan and the Trust shall be covered by the Company unless paid by the Trust.

Contributions

Each year, a committee of the Company’s Board determines a contribution (“Profit-Sharing Contribution”) to be made on behalf of each Plan Participant who meets the eligibility requirements.  Such contribution, if made, shall be equal to such percentage of the Participant’s compensation (as defined in the Plan document) as the Board may determine.

For eligible employees at locations other than El Dorado, Kansas, a percentage contribution of 3% was made for Participants’ compensation up to the applicable Social Security taxable wage base for the year ended December 31, 2006.  For Participants’ compensation in excess of the applicable Social Security taxable wage base, the Company made a contribution of 6% for the year ended December 31, 2006.

For eligible employees at the El Dorado, Kansas, refinery the Company made percentage contributions for the year ended December 31, 2006 based on years of vesting service as follows:

Less than 9 years	Participants’ compensation up to the Social Security taxable wage base - 3%. Participants’ compensation in excess of the Social Security taxable wage base - 6%.
9 years but less than 15	Participants’ compensation up to the Social Security taxable wage base - 5%. Participants’ compensation in excess of the Social Security taxable wage base - 6%.
15 years but less than 20	6% of Participants’ compensation.
20 years or more	8% of Participants’ compensation.

A Participant is eligible to receive a quarterly Profit-Sharing Contribution, currently funded after the end of the said quarter, if the Participant is an eligible employee at the end of the said quarter.

Participants may now elect to contribute (“Employee Contributions”) from 1% to 60% of their compensation as a before-tax contribution to the Plan, subject to Internal Revenue Service limits. Participants who are age 50 or older can contribute additional amounts to the Plan each year ($5,000 in 2006) as allowed per the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

In addition, the Company may, at the discretion of the Board, make a matching cash contribution (“Matching Contribution”) on behalf of each Participant.  This Matching Contribution, if any, shall be equal to the amounts contributed by Participants not to exceed a percentage determined by the Board.  During 2006 and 2005, Matching Contributions up to 6% of Participants’ compensation were made.  Matching Contributions are funded quarterly and a Participant is eligible to receive the Matching Contributions for a quarter if the Participant is an eligible employee at the end of the said quarter.

Total annual additions for the combined Participant and employer contributions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $44,000.

Participant Accounts

A separate account (“Account”) is maintained for each Participant and is credited for the contributions made by and on behalf of each Participant.  Each Participant has an undivided proportionate interest in the Trust that is measured by the proportion that the market value of their Account bears to the total market value of all Accounts as of the date that such interest is being determined.  As of each Valuation Date, as defined in the Plan, the net earnings and gains or losses of each Investment Fund are allocated to each Participant’s Account in the same proportion that the market value of their Account in such Investment Fund bears to the total market value of all Participants’ Accounts in such Investment Fund.

Vesting

Participants are immediately fully vested in all amounts contributed to the Plan.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.  These include reclassification of certain investments to Plan Interest in Frontier Oil Refining & Marketing Master Trust and reclassification of certain investment income to Plan’s share of Master Investment Income.

Payment of Benefits

Upon a Participant’s retirement, death, disability, or termination of employment, the Participant’s Account will be available for distribution as soon as reasonably practical following the termination date.  In addition, hardship distributions are permitted if certain criteria are met.  The Plan provides that participants may receive in-service distributions of any or all of their account as of the date they attain age 59½.  Any amounts subsequently credited to their Account shall be available after each such contribution.  Benefits are recorded when paid.

Participant Loans

Subject to certain limitations, each Participant may borrow amounts from their Account as defined in the Plan.  The terms of such loans are determined by the guidelines defined in the Plan, and are in conformance with Internal Revenue Service guidelines.  The maximum amount available for borrowing is 50% of the Participant’s account balance, not to exceed $50,000.  The loans are secured by the balance in the Participants account and bear interest at rates commensurate with the local prevailing rates.  Principal and interest is paid ratably through payroll deductions.

Participant Transfers

If a participant in the Frontier Refining & Marketing Inc. and Subsidiaries Collectively Bargained Employees Retirement Savings Plan (“Collectively Bargained Plan”) employee status changes such that they become a participant in the Plan, their Account balance is transferred from the Collectively Bargained Plan into the Plan.  The Collectively Bargained Plan is a defined contribution plan covering any person who is employed by the Company, has completed six months of service, is age 21 or older, and who is covered by a collective bargaining agreement at the Company’s Cheyenne, Wyoming refinery between employee representatives and the Company if the agreement provides for participation in a retirement plan. During the year ended December 31, 2006 participant transfers totaling $935,783 were made into the Plan from the Collectively Bargained Plan.

Adoption of New Accounting Guidance

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully-Benefit Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  The FSP is effective for financial statements with annual periods ending after December 15, 2006.  As required by the FSP, the statements of net assets available for plan benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value.  The statement of changes in net asset available for plan benefits is presented on a contract value basis and was not affected by the adoption of the FSP.  The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

2.   INVESTMENTS

The Plan administrator establishes the available investment alternatives administered under the Master Trust.  Each Plan Participant directs the investment of all contributions (both Employer and Participant contributions) to the Participant’s Account in increments of 10% in any one or more of the available investment alternatives.  As of December 31, 2006, there are twenty-six investment alternatives from which the Participant may choose, including a common/collective trust fund, mutual funds and Frontier Oil Corporation common stock.

The Master Trust invests in the Frontier Oil Corporation common stock investment alternative, which is a unitized employer stock fund.  A unitized employer stock fund allows participants the benefits of being invested in their company's stock while allowing for daily trading, similar to a mutual fund.  The fund is comprised of the underlying company stock and a short-term cash component.  The percentage of the fund that is invested in cash is based on plan sponsor direction.  The short-term cash component provides liquidity for daily trading.

The Collectively Bargained Plan and the Plan each had an interest in the assets of the Master Trust in 2006 and 2005, respectively.  Investment income and the Plan’s interest in the net assets of the Master Trust are allocated based upon the respective participant balances within each fund for each plan.

Certain of the Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee.  Use of the Master Trust permits the commingling of trust assets with assets of the Collectively Bargained Plan for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.  The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The following table presents the fair value of investments held in the Master Trust as of December 31, 2006 and 2005:

	2006	2005

Investments at Fair Value:
Cash	$568,130	$360,730
Mutual Funds	97,589,073	81,303,601
Frontier Oil Corporation Common Stock	12,925,817	8,286,399
Common/Collective Trust Fund	12,404,986	10,525,646
Net Assets of the Frontier Oil Refining & Marketing Master Trust at Fair Value	123,488,006	100,476,376
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(122,222)	(116,842)

Net Assets of the Frontier Oil Refining & Marketing Master Trust	$123,365,784	$100,359,534

Plan’s interest in net asset of the Frontier Oil Refining & Marketing Master Trust at fair value	$96,472,681	$76,274,917
Plan’s interest in Master Trust as a percentage of the total	78%	76%

The net investment earnings of the Master Trust for the years ended December 31, 2006 and 2005, is summarized below:

	2006	2005

Dividend and Interest Income	$6,630,477	$3,782,855

Net appreciation in fair value of investments whose fair value was determined on quoted market prices:
Mutual funds	5,168,976	2,994,352
Frontier Oil Corporation common Stock fund (unitized fund)	4,409,653	5,336,793
Net appreciation in fair value of investments	9,578,629	8,331,145

Investment income of Master Trust	$16,209,106	$12,114,000

3.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 13, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”).  During the 2006 Plan Year, certain ineligible compensation was improperly included as eligible compensation; an additional employer match was contributed to a participant in error and the amounts of employer pension contribution was recorded inaccurately for certain participants by the Trustee.  The Plan Sponsor is in the process of taking the necessary corrective steps, as provided by the Employee Plans Compliance Resolution System.  The Plan Sponsor believes the Plan has maintained its tax-exempt status.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.   PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

5.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common/collective trust fund managed by Fidelity Management Trust Company, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Master Trust invests in shares of Frontier Oil Corporation Common Stock, which also qualify as party-in-interest transactions.  As of December 31, 2006 and 2005, the Master Trust held 139,929 and 139,238 units, respectively, of the Frontier Oil Corporation Common Stock Unitized Fund, with a cost basis of $6,036,756 and $3,837,470, respectively.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$99,976,925	$79,650,689
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	67,745	-
Net assets available for benefits per the Form 5500, at fair value	$100,044,670	$79,650,689

2006
Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$20,326,236
Adjustment from contract value to fair value for fully benefit-responsive wrap contracts	67,745
Net income per Form 5500	$20,393,981

FRONTIER RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT
END OF YEAR)
As of December 31, 2006

Identity of Issuer	Description of Investments	Shares or Units	Fair Value

*Plan Participants	Participant Loans, maturing between March 5, 2007
	and November 8, 2016, 5.00% to 10.50% interest		$ 2,178,481

*Represents a party-in-interest.

EXHIBIT INDEX

Exhibit
Number                      Description

23                          Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Oil Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER RETIREMENT SAVINGS PLAN

By:	/s/ Nancy J. Zupan
Nancy J. Zupan
Vice President - Controller (principal accounting officer)

Date: June 27, 2007